FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 8, 2016

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

December 8, 2016	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

Below is the English version of our MOPS filings on Dec 8, 2016

Regulation: Published pursuant to Article 4 Paragraph 11 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 1

Date of announcement: 2016/12/08

Time of announcement: 17:13:16

Subject: Announcing a resolution by ASE's Board of Directors meeting on cash capital increase

Date of events: 2016/12/08

To which item it meets: paragraph 11

Statement:

1. Date of the board of directors resolution: 2016/12/08

2. Source of capital increase funds: Issuance of new common shares for capital increase by cash.

3. Number of shares issued: 300,000,000 shares

4. Par value per share: NT$10

5. Total monetary amount of the issue: NT$ 3 billion (par value)

6. Issue price: “Self-Disciplinary Rules for Securities Underwriters Assistant Issuing Company to Subscribe and Issue Marketable Securities” regular the issuing price of new common shares should not lower than 70% of the simple arithmetic mean of the share's closing price one, three, or five business days prior to the pricing date deducting any distribution of stock and cash dividends. The Board authorize Chairman to determine the final issue price based on relevant laws, regulations and market condition.

7. Number of shares subscribed by or allotted to employees: 10% of the total number of new shares.

8. Number of shares publicly sold: 10% of the total number of new shares are reserved for public offering.

9. Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: 80% of the total number of new shares are reserved for preemptive purchase of original shareholders based on the names and the shares registered in the shareholders roster on the record date.

10. Method of handling fractional shares and shares unsubscribed by the deadline: Fractional shareholding less than 1 share after subscription shall be self-consolidated by shareholders within 5 days from the record date. The following items will be purchased at the issuance price by persons arranged by the Chairman as authorized by the Board:

(1)Shares unsubscribed by existing shareholders nor employees.

(2)Fractional shareholding less than 1 share after consolidation.

11. Rights and obligations of the newly issued shares: Same as existing common shares.

12. Utilization of the funds from the capital increase: Repay bank loan.

13. Any other matters that need to be specified: If important contents of the cash capital increase plan, such as final issuing price, number of shares issued, terms and condition of issuing, designated programs, progression of funds operations, potential benefit and other relevant matters altered by the authority, or when adjustments are demanded by the objective economic environment, the board of directors commission the chairman or chairman appointed personal with full authority to make any correction or adjustment.

*****

This announcement does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company. Such prospectus will contain detailed information about the Company and management, as well as financial statements. The Company intends to register the portion of the offering reserved for preemptive purchase by original shareholders in the United States. Otherwise, no public offering of securities is to be made by the Company in the United States.

Safe Harbor Notice:

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the uncertainties as to whether we can complete the acquisition of 100% of Siliconware Precision Industries Co., Ltd. shares not otherwise owned by ASE; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2015 Annual Report on Form 20-F filed on April 29, 2016.